                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                             OMEGA WORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   68210B108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

ESSEL W. BAILEY, JR.                                   (734) 222-4602
315 East Eisenhower Parkway, Suite 212, Ann Arbor, Michigan 48108
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 12, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68210B108               13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Essel W. Bailey, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    412,607 (including 125,333 options exercisable within 60
                    days) (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    50,969 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    412,607 (including 125,333 options exercisable within 60
                    days) (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    50,969 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     992,380 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.96% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 68210B108               13D
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Menakka Bailey
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    528,804
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    50,969
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    528,804
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    50,969
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     992,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     (See Item 5)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.96% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.10 par value ("Common Stock"), of Omega Worldwide, Inc. (the "Company" or "OWWI"). The principal executive offices of the Company are located at 900 Victors Way, Suite 345, Ann Arbor, Michigan 48108.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Essel W. Bailey, Jr. and his wife Menakka Bailey (collectively, the "Reporting Persons"). Mr. Bailey is a self-employed private investor and consultant whose principal business address is 315 East Eisenhower Parkway, Suite 212, Ann Arbor, Michigan 48108. Mr. Bailey conducts his employment under the business names of Eclectic LLC and Alpha Capital, Inc., both of which have as their principal business address 315 East Eisenhower Parkway, Suite 212, Ann Arbor, Michigan 48108. Mrs. Bailey is a private investor whose business address is 315 East Eisenhower Parkway, Suite 212, Ann Arbor, Michigan 48108. Another address for Mr. and Mrs. Bailey, and for Eclectic LLC and Alpha Capital, Inc. is 135 South Beach Road, Hobe Sound, Florida 33455. Each of the Reporting Persons is a United States citizen.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was and is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Bailey acquired 12,303 shares directly and Mrs. Bailey acquired directly 1,643 shares and they acquired jointly 31,968 shares on April 2, 1998 at the time of the distribution by Omega Healthcare Investors (OHI) of one share of OWWI for 3.41 shares owned in the OHI spin-off. Additional open-market and rights purchases were made with personal funds and are as set forth on Attachment 1 which is incorporated herein by this reference.


ITEM 4.  PURPOSE OF TRANSACTION.

         Essel W. Bailey, Jr. acquired the shares of Common Stock of the Company held by him, and Menakka Bailey acquired the shares of Common Stock of the Company held by her, for general investment purposes.

         As a consequence of and pursuant to a waiver by the Company under its Rights Plan granted to all shareholders of the Company extended through February 15, 2001 (as set forth in a letter to Mr. Todd P. Robinson dated October 9, 2000, and as extended in the Company's press release dated January 11, 2001), Mr. Bailey has discussed with other shareholders of the Company issues relating to the maximization of shareholder value and the means by which that might be achieved but has no agreements or understanding with any such person. Mr. and Mrs. Bailey, acting together, are considering plans or proposals which they believe might lead to maximization of value. They have considered, but have not decided whether or not to pursue, possible courses of action with respect to the Company, including some or all or those set forth in Item 4 of the General Instructions to Schedule 13D as follows:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors, or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


         Mr. and Mrs. Bailey intend to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Company as they consider desirable in light of the circumstances then prevailing. Pending a decision whether or not to pursue any of such possible courses of action, and depending on market conditions and other factors, including possible waivers under the Company's Rights Plan, Mr. and Mrs. Bailey presently intend to continue to consider purchasing additional shares of the Company's Common Stock in the open market or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as they consider desirable. They also may determine to hold shares of the Company's Common Stock as an investment or to dispose of all or a portion of such shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Bailey owns beneficially and of record 463,576 shares of the Common Stock of the Company, including 125,333 options exercisable within 60 days, 45,356 shares held jointly with his wife and 5,613 shares held by Montague Foundation of which he is a director but with respect to which he disclaims any economic interest. He disclaims any beneficial interest in the 528,804 shares of the Common Stock of the Company held solely by his wife, Menakka Bailey. Mr. Bailey's 463,576 shares of Common Stock of the Company constitute 3.72% of the issued and outstanding shares of Common Stock of the Company based on the 12,340,553 outstanding number of shares shown on the Company's Annual Report on Form 10-K for the year ended September 30, 2000 (as adjusted pursuant to Regulation ss.240.13d-3(d)). Mr. Bailey has sole voting power and sole dispositive power with respect to the 287,274 shares of the Common Stock of the Company held solely by him and 125,333 options held solely by him.

         Mrs. Bailey owns beneficially and of record 579,773 shares of the Common Stock of the Company, including 45,356 shares held jointly with her husband and 5,613 shares held by Montague Foundation of which she is a director but with respect to which she disclaims any economic interest. She disclaims any beneficial interest in the 287,274 shares of the Common Stock and 125,133 options held solely by her husband, Essel W. Bailey, Jr. Mrs. Bailey's 579,773 shares of Common Stock of the Company constitute 4.70% of the issued and outstanding shares of Common Stock of the Company based on the 12,340,553 outstanding number of shares shown on the Company's Annual Report on Form 10-K for the year ended September 30, 2000. Mrs. Bailey has sole voting power and sole dispositive power with respect to the 528,804 shares of the Common Stock of the Company held solely by her.

         As a result of their working together to maximize shareholder value (See Item 4), the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with aggregate beneficial ownership of 992,380 shares of the Company or 7.96%.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between or among the Reporting Persons that are set forth in any written document; however, the Reporting Persons have discussed plans or proposals that might lead to a maximization of Company values. The

Reporting Persons have discussed and considered, but have not decided whether or not to pursue, individually or jointly, possible courses of action with respect to the Company, including some or all of those set forth in Item 4 of the General Instruction to Schedule 13D as follows:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors, or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf him and each of the other Reporting Persons.

Date:   January 18, 2001
                                                /s/ Essel W. Bailey, Jr.
                                                -------------------------------
                                                Essel W. Bailey, Jr.

                                    SIGNATURE

         After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of her and each of the other Reporting Persons.

Date:   January 18  , 2001
               -----                            /s/ Menakka Bailey
                                                -------------------------------
                                                Menakka Bailey

               SUMMARY OF STOCK TRANSACTIONS As of January 12, 2001


NAME                            ENTITY     DATE       TYPE OF TRANSACTION     NUMBER
----                            ------     ----       -------------------     ------
ESSEL W. BAILEY, JR.            OWWI       04/02/98   Spinoff Shares          12,303
                                           04/02/98   Spinoff Shares          31,968
EWB = Essel W. Bailey, Jr.                 04/02/98   Spinoff Shares           1,643
MWB = Menakka W. Bailey                    04/06/98   Purchase               155,550
                                           04/06/98   Purchase                11,495
Joint Ownership = Jointly                  04/06/98   Purchase                   496
owned by EWB and MWB                       04/06/98   Purchase               518,750
                                           04/30/98   Exercise of Rights       3,076
                                           04/30/98   Exercise of Rights       7,992
                                           04/30/98   Exercise of Rights         411
                                           07/02/98   Purchase                 1,600
                                           08/17/98   Purchase                   300
                                           08/18/98   Purchase                   200
                                           08/19/98   Purchase                   300
                                           08/20/98   Purchase                   500
                                           08/28/98   Purchase                 1,000
                                           09/03/98   Purchase                 1,000
                                           09/11/98   Purchase                   250
                                           11/09/98   Purchase                 6,500
                                           11/09/98   Purchase                   100
                                           11/10/98   Purchase                 5,000
                                           11/13/98   Purchase                   700
                                           11/16/98   Purchase                   500
                                           11/17/98   Purchase                 5,000
                                           11/19/98   Purchase                 5,000
                                           11/23/98   Purchase                10,000
                                           11/23/98   Purchase                 1,600
                                           11/24/98   Purchase                 3,800
                                           11/25/98   Purchase                   900
                                           11/25/98   Purchase                 5,000
                                           11/30/98   Purchase                   700
                                           11/30/98   Purchase                 4,100
                                           11/30/98   Purchase                 5,000
                                           12/01/98   Purchase                 5,000


NAME                                 PRICE    OWNERSHIP
----                                 ------   ---------
ESSEL W. BAILEY, JR.               $      -   EWB
                                   $      -   Joint Ownership
EWB = Essel W. Bailey, Jr.         $      -   MWB
MWB = Menakka W. Bailey            $ 7.5000   EWB
                                   $ 7.5000   EWB
Joint Ownership = Jointly          $ 7.5000   Joint Ownership
owned by EWB and MWB               $ 7.5000   MWB
                                   $ 7.5000   EWB
                                   $ 7.5000   Joint Ownership
                                   $ 7.5000   MWB
                                   $ 7.2500   Joint Ownership
                                   $ 6.0625   Joint Ownership
                                   $ 6.0625   Joint Ownership
                                   $ 6.0625   Joint Ownership
                                   $ 6.0625   Joint Ownership
                                   $ 6.0625   Joint Ownership
                                   $ 5.1875   Joint Ownership
                                   $ 5.0000   EWB
                                   $ 4.6300   EWB
                                   $ 4.5000   EWB
                                   $ 4.6300   EWB
                                   $ 4.5000   EWB
                                   $ 4.3800   EWB
                                   $ 4.5000   EWB
                                   $ 4.5000   EWB
                                   $ 4.5600   EWB
                                   $ 4.5300   EWB
                                   $ 4.5300   EWB
                                   $ 4.5000   EWB
                                   $ 4.5600   EWB
                                   $ 4.3800   EWB
                                   $ 4.5000   EWB
                                   $ 4.5000   EWB
                                   $ 4.6300   EWB


                                  ATTACHMENT 1

               SUMMARY OF STOCK TRANSACTIONS As of January 12, 2001

NAME                            ENTITY     DATE       TYPE OF TRANSACTION     NUMBER
----                            ------     ----       -------------------     ------
Essel W. Bailey, Jr. (cont.)    OWWI       12/03/98   Purchase                 4,800
                                           12/03/98   Purchase                   200
                                           12/04/98   Purchase                 1,200
                                           12/07/98   Purchase                 5,000
                                           12/08/98   Purchase                   700
                                           12/09/98   Purchase                   600
                                           12/10/98   Purchase                 3,200
                                           12/11/98   Purchase                 3,000
                                           12/14/98   Purchase                 7,000
                                           12/15/98   Purchase                 5,000
                                           12/16/98   Purchase                 5,000
                                           01/28/00   Restricted Stock Grant  10,000
                                           09/29/00   Purchase                 3,000
                                           09/30/00   Purchase                 5,000

                                                      STOCK TOTAL            287,274
                                                                              45,356
                                                                             528,804
                                                                               5,613

           OPTIONS:                        04/08/98   Option Award           113,000
                                           01/21/99   Option Award            25,000
                                           01/28/00   Option Award            50,000


                                                      OPTION TOTAL           188,000


NAME                               PRICE    OWNERSHIP
----                               ------   ---------
Essel W. Bailey, Jr. (cont.)     $ 4.6300   EWB
                                 $ 4.5000   EWB
                                 $ 4.5000   EWB
                                 $ 4.6300   EWB
                                 $ 4.5000   EWB
                                 $ 4.3800   EWB
                                 $ 4.3800   EWB
                                 $ 4.2500   EWB
                                 $ 4.2500   EWB
                                 $ 4.1300   EWB
                                 $ 4.1300   EWB
                                 $ 4.8750   EWB
                                 $ 2.1250   MWB
                                 $ 2.0000   MWB

                                            EWB
                                            Joint Ownership
                                            MWB
                                            Montague Foundation*

           OPTIONS:              $ 7.5000   EWB (2/3 or 75,333 exercisable within 60 days)
                                 $ 4.6875   EWB (2/3 or 16,667 exercisable within 60 days)
                                 $ 4.8750   EWB (2/3 or 33,333 exercisable within 60 days)
                                            ----------------------------------------------

                                            EWB        125,333

* Michigan not-for-profit corporation which operates as a private foundation. Mr. and Mrs. Bailey are two of three directors.



                                  ATTACHMENT 1